UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  May 21, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Appointment of New Directors

On May 16, 2007, Britannia Bulk Plc (the “Company”) announced that two new directors had been appointed to serve on the Company’s Board of Directors.  John Sinders, Jr. and Steve Edmondson were both appointed to replace departing directors, Sergei Zoudov and David Znak.  Mr. Sinders appointment will become effective June 1, 2007 and Mr. Edmondson’s appointment is effective immediately.  Mr. Sinders will serve on the Company’s Audit Committee. A biography of each newly-appointed director is set forth below.

Mr. Sinders previously served as a Managing Director of Jefferies & Company, Inc., an investment banking firm, from 2001 to 2007. He served as Managing Director of RBC Dominion Securities Corporation, an investment banking firm, from August 1999 to November 2001. From 1993 until 1999, Mr. Sinders served as an Executive Vice President of Jefferies & Company, Inc. Mr. Sinders also served as a Managing Director of Howard Weil Labouisse Friedrichs Incorporated, an investment banking firm, from 1987 until 1993. He was a member of the Board of Directors of Howard Weil from 1990 until 1993. Prior to joining Howard Weil, he was a partner with the McGlinchey, Stafford law firm in New Orleans, Louisiana.  Mr. Sinders currently serves on the board of The Shaw Group Inc., a Louisiana based publicly-traded company.

Mr. Edmondson has been an independent consultant since 1996 focusing on corporate finance issues for a number of international clients.  Prior to this role, Mr. Edmondson served as a Director at Barclays Bank managing the banks Piraeus, Greece operations.  From 1984 through 1990, Mr. Edmondson served a number of international clients ultimately being appointed an Assistant Director handling shipping industry and credit responsibilities.  Mr. Edmondson has extensive experience in the shipping industry, joining Barclays’ shipping team in 1984.  Mr. Edmondson has also been elected an Associate of the Institute of Chartered Bankers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: May 21, 2007	Chief Financial Officer